UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________________________
FORM 11-K
__________________________________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _________
Commission File Number 001-14920
__________________________________________________________________________

THE McCORMICK 401(K) RETIREMENT PLAN
Full title of plan
McCORMICK & COMPANY, INCORPORATED
24 Schilling Road, Suite 1
Hunt Valley, Maryland 21031
Name of issuer of the securities held pursuant to the plan
and address of its principal office

Required Information

Items 1 through 3: Not required; see Item 4 below.

Item 4. Plan Financial Statements and Schedules.

a)	i)	Report of Independent Registered Public Accounting Firm

	ii)	Statements of Net Assets Available For Benefits

	iii)	Statement of Changes in Net Assets Available For Benefits

	iv)	Notes to Financial Statements

b)	Exhibits Index: Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
THE McCORMICK 401(K) RETIREMENT PLAN

Date:	June 17, 2026	By:	/s/ Julie E. Giese
Julie E. Giese
Vice President & Controller
Principal Accounting Officer

THE MCCORMICK 401(K) RETIREMENT PLAN
Financial Statements and Supplemental Schedule Together with
Report of Independent Registered Public Accounting Firm
As of December 31, 2025 and 2024

THE MCCORMICK 401(K) RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Investment Committee
McCormick 401(k) Retirement Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the McCormick 401(k) Retirement Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
10200 Grand Central Avenue ● Suite 250 ● Owings Mills ● Maryland 21117 ● P 410-584-0060 ● F 410-584-0061

Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2010.
Owings Mills, Maryland
June 17, 2026

10200 Grand Central Avenue ● Suite 250 ● Owings Mills ● Maryland 21117 ● P 410-584-0060 ● F 410-584-0061

THE MCCORMICK 401(K) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024

	2025	2024
ASSETS
Investments – at fair value, participant-directed:
McCormick & Company, Incorporated common stock fund	$124,767,937	$155,733,559
Mutual funds:
Equity funds	255,579,504	217,898,511
Bond funds	33,019,340	30,157,030
Pooled, common and collective funds at net asset value	619,812,795	534,877,219
Total Investments at Fair Value	$1,033,179,576	$938,666,319
Receivables:
Notes receivable from participants	14,961,576	14,458,771
Employer contributions	14,899,473	14,556,336
Employee contributions	533,023	507,536
Total Receivables	$30,394,072	$29,522,643

Net Assets Available for Benefits	$1,063,573,648	$968,188,962
The accompanying notes are an integral part of these financial statements.

THE MCCORMICK 401(K) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025

Additions:
Investment income:
Dividends and interest	$8,548,644
Net appreciation of investments	111,286,231
Total investment income	$119,834,875

Interest on notes receivable from participants	$1,158,364

Other income	$142,323

Contributions:
Employer contributions	$34,100,738
Employee contributions	37,391,536
Rollovers	6,641,608
Total contributions	$78,133,882
Total	$199,269,444

Deductions:
Participant withdrawals	103,076,242
Administrative expenses	808,516
Total	$103,884,758

Net increase	$95,384,686
Net Assets Available for Benefits, Beginning of Year	968,188,962
Net Assets Available for Benefits, End of Year	$1,063,573,648
The accompanying notes are an integral part of this financial statement.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2025 and 2024
1.DESCRIPTION OF THE PLAN
General
The McCormick 401(k) Retirement Plan (the Plan) is sponsored by McCormick & Company, Incorporated (the Company, McCormick or the Plan Sponsor), which incorporates a 401(k) savings and investment option. The Plan is a defined contribution plan covering substantially all non-union U.S. employees of the Company and participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The McCormick & Company, Incorporated common stock fund invests principally in common stock of the Plan Sponsor. The Plan provides that the McCormick & Company, Incorporated common stock fund investment option is designated as an employee stock ownership plan (ESOP). This designation allows participants investing in McCormick common stock to elect to receive, in cash, dividends that are paid on McCormick common stock held in their 401(k) retirement plan accounts. Dividends may also be reinvested.
The following description of the Plan provides only general information. Further information about the Plan agreement, eligible employees, the vesting provisions, and investment alternatives are contained in the Plan document.
Contributions
Participating employees contribute to the Plan through payroll deductions in amounts ranging from 1% to 70% of their earnings, subject to certain limitations. The Company and participating subsidiaries provide a matching contribution equal to 100% of the first 3% of an employee’s contribution and 66-2/3% on the next 3% of the employee’s contribution. Matching Plan contributions are applied as employee contributions occur. Employees are automatically enrolled in the 401(k) plan at 2%; however, they can opt out or elect to change the percentage at any time. If the employee does not make a positive election to change the percentage, the contribution rate is increased by 1% per year (up to a maximum of 10% or the IRS contribution limit). McCormick also makes an annual profit sharing contribution of 3% of eligible earnings to participants’ accounts if participants are employed at the end of the Plan’s year end. The profit sharing contribution is applicable to all eligible employees.
Participants' elective contributions, as well as the Company's matching contributions, profit sharing contributions and transition credit contributions are invested in the Plan's investment funds as directed by the participant. In the absence of direction from the participant, the account is invested in an age-appropriate target date fund.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the employer’s contribution made on their behalf, plus a proportionate interest in the investment earnings of the funds in which the contributions are invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Vesting
Participants are immediately vested in their contributions, the Company match, and all related earnings. Any applicable 3% annual profit sharing and transition credit contributions vest when an employee has 3 years of service or reaches age 55, if sooner.
Notes Receivable from Participants
Participants are permitted to take loans from their account balances, subject to a $500 minimum. The maximum of any loan cannot exceed one-half of the participant’s contributed account balance or $50,000, less the highest outstanding loan balance during the prior 12 months, whichever is less. The interest rate applied to the loans is the current prime lending rate +1%, or such other rate as is prescribed based on periodic evaluations by the Company. Current participant loans bear interest at rates ranging from 4.25% to 9.50% and are secured by the participant’s account.
Loan repayments, including interest, are made by participants through payroll deductions over loan terms of up to five years. Longer loan terms are available for loans taken to purchase, construct, reconstruct, or substantially rehabilitate a primary home for the participant.
Benefit Payments
Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan document.
Upon termination of service, a participant with an account balance greater than $5,000, may elect to leave his or her account balance invested in the Plan, elect to rollover his or her entire balance to an Individual Retirement Account (IRA) or another qualified plan, elect to receive a lump-sum payment equal to his or her entire balance or elect annual installments to extend from two to eight years. Upon termination of service, a participant with an account balance less than $5,000, may elect to rollover his or her entire balance to an IRA or another qualified plan or elect to receive a lump-sum payment equal to his or her entire balance. In the absence of instruction from a participant, balances less than $1,000 automatically will be paid directly to the participant and those greater than $1,000 will be rolled over to an IRA designated by the Plan Administrator.
The Setting Every Community Up for Retirement Enhancement (SECURE) Act was enacted in December 2019, and became effective January 1, 2020. The SECURE Act was designed to encourage investing for retirement by increasing the required minimum distribution age, allowing part-time employee enrollment, and offering annuity options for certain tax-qualified retirement plans.

SECURE Act 2.0 was signed into the 2023 Consolidations Appropriations Act under the Securing a Strong Retirement Act on December 29, 2022 with similar retirement provisions designed to increase retirement savings, facilitate access to retirement savings, encourage employees to save for retirement, and lower employers’ cost of offering and funding retirement plans.

The Plan’s management and those charged with governance have a policy to incorporate the SECURE Act changes in its Plan document by the deadlines prescribed in the legislation.

Forfeited Accounts
As of December 31, 2025 and 2024, forfeited non-vested accounts totaled $759,806 and $977,109, respectively. These accounts are used to reduce future employer contributions. During the year ended December 31, 2025, forfeitures of $977,109 were used to reduce employer contributions.
Plan Termination
The Company has no intentions to terminate the Plan; however, the Company reserves the right to terminate the Plan, or to reduce or cease contributions at any time if its Board of Directors determines that business, financial or other good causes make it necessary to do so. Also, the Company may amend the Plan at any time and in any respect, provided, however, that any such action will not deprive any participant or beneficiary under the Plan of any vested benefits. In the event of termination of the Plan, participants would become 100% vested in their accounts.
2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of year-end and the changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Securities and Income Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance companies. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on ex-dividend date.
Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the last reported bid price. Mutual funds are valued at the closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer. Common and collective funds are valued by the issuer of the funds based on the fund managers’ estimate of the individual closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer.
Net appreciation in fair value of investments included in the accompanying Statement of Changes in Net Assets Available for Benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments. Expenses relating to the purchase or sale of investments are added to the cost or deducted from the proceeds.
The McCormick & Company, Incorporated common stock fund (the Fund) is tracked on a unitized basis. The Fund consists of shares of McCormick common stock voting and funds held in the Short-Term Investment Money Market Fund A sufficient to meet the Fund’s daily cash needs, and the Unitizing Fund allows for daily trades. The value of a unit reflects the combined market value of McCormick & Company, Incorporated common stock and the cash investments held by the Fund. As of December 31, 2025, 6,920,556 units were outstanding with a value of approximately $18.03 per unit which is made from the fund holding 1,809,713 shares of McCormick common stock with an aggregate value of $123,083,490, and the Short-Term Investment Money Market Fund A with a value of $1,684,447. As of December 31, 2024, 7,770,804 units were outstanding with a value of approximately $20.04 per unit and the Fund held 2,029,324 shares of McCormick common stock with an aggregate value of $153,895,684, and the Short-Term Investment Money Market Fund A with a value of $1,837,875.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document.
Contributions
Employee and employer contributions are recorded in the period that the Plan Sponsor makes payroll deductions from the participant’s earnings. Employer profit sharing contributions are typically funded after the Plan year-end.
Benefit Payments
Benefits and withdrawals are recorded when paid.
Administrative Expenses
Administrative expenses include trustee and custodian fees as well as other administrative expenses directly associated with the Plan. A maintenance fee is deducted from each participant’s account on a pro-rata basis for certain administrative expenses of the Plan. Fees for individual services, such as withdrawals or loan initiation, are charged to and paid by the requesting participant.
3.INVESTMENTS
The Plan’s investments are held in bank-administered trust funds. The custodial trustee of the Plan is Delaware Charter Guarantee & Trust Company, conducting business as Principal Trust Company.
The Plan’s investments (including investments bought, sold, or held throughout the year) appreciated in value during the year ended December 31, 2025 as follows:

McCormick & Company, Incorporated common stock fund	$(14,814,310)
Mutual funds	41,520,096
Pooled, common and collective funds at net asset value	84,580,445
Total	$111,286,231

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying Statements of Net Assets Available for Benefits.
Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2025 and 2024.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Pooled, common and collective funds: Valued at NAV of the underlying investments used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. The investment objectives and underlying investments of the collective trusts vary, as described below.
The Galliard Stable Return Fund PI seeks safety of principal and consistency of returns by investing in fixed income portfolios wrapped by stable value fully benefit responsive contracts. Redemptions require a 12-month notice period.
The Russell Small Mid Cap Index Class II Fund and William Blair Small-Mid Cap Core Collective Investment Trust seek to provide long-term capital growth by investing in a diversified portfolio of small and mid-cap U.S. equities. Redemptions are permitted daily with a one-day notice period.
The T. Rowe Price Structured Research Trust F CIT seeks to approximate the risk and return characteristics of the S&P 500 Index by investing in a diversified portfolio of large-cap U.S. equities. Redemptions are permitted daily with a one-day notice period.
The Vanguard Target Trusts seek to provide long-term capital growth and income by investing in a mix of U.S. and international stock and bond funds with asset allocations gradually growing more conservative as they reach their target dates. Redemptions are permitted daily with a one-day notice period.
Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open end mutual funds that are registered with the U.S. Securities and Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
At December 31, 2025 and 2024, the Plan had no financial assets that were subject to a level 2 or level 3 fair value measurement. The following table sets forth the fair value of the Plan’s Level 1 assets, within the fair value hierarchy, as well as the pooled, common and collective funds that are valued at net asset value, as of December 31, 2025 and 2024:

	Assets at Fair Value as of
	December 31, 2025	December 31, 2024
Mutual funds:
Equity funds	$255,579,504	$217,898,511
Bond funds	33,019,340	30,157,030
McCormick & Company, Incorporated common stock fund	124,767,937	155,733,559
Total Level 1 assets in the fair value hierarchy	$413,366,781	$403,789,100
Pooled, common and collective funds(a)	619,812,795	534,877,219
Total Investments at fair value	$1,033,179,576	$938,666,319
(a)In accordance with Subtopic 820-10 of ASC 820 Fair Value Measurement, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

4.TRANSACTIONS WITH RELATED PARTIES
The Plan holds investments in common stock of McCormick & Company, Incorporated, the Plan Sponsor, and in funds managed by affiliates of Principal Trust Company, who served as trustee and custodian of the Plan during 2025. Dividends on McCormick & Company, Incorporated common stock and income on investments in Principal Trust Company funds are at the same rates as non-affiliated holders of these securities. The Plan's dividend income from McCormick & Company, Incorporated common stock in 2025 and 2024 was $3.5 million and $3.6 million, respectively.
A portion of the administrative expenses were paid by the Plan Sponsor and reimbursed by the Plan during the year ended December 31, 2025. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.
5.INCOME TAX STATUS
The Internal Revenue Service (IRS) has ruled that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC) in a letter, dated October 23, 2017, and is therefore not subject to tax under present income tax laws.  The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2022.

SUPPLEMENTAL SCHEDULE
THE MCCORMICK 401(K) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2025
EIN 52-0408290, PN 004

(a)	(b)	(c)	(e)
	Identity of Issue	Description of Investments	Current Value
		McCormick & Company, Inc. common stock fund
*	McCormick & Company, Inc.	Common Stock	$123,083,490
*	SEI Trust Company	Short-Term Investment Money Market Fund A	1,684,447
		Total McCormick & Company, Inc. common stock fund	$124,767,937

		Common and Collective Funds
*	SEI Trust Company	Galliard Stable Return Fund PI	$52,260,214
	State Street Global Advisors	Russell Small Mid Cap Index Class II Fund	51,978,969
	T. Rowe Price	T. Rowe Price Structured Research Trust F CIT	81,116,311
	William Blair	William Blair Small-Mid Cap Core Collective Investment Trust	25,740,713
	Vanguard Group	Vanguard Target Retirement Income Trust II	10,292,578
	Vanguard Group	Vanguard Target Retirement 2020 Trust II	5,752,248
	Vanguard Group	Vanguard Target Retirement 2025 Trust II	37,453,536
	Vanguard Group	Vanguard Target Retirement 2030 Trust II	43,659,226
	Vanguard Group	Vanguard Target Retirement 2035 Trust II	72,482,595
	Vanguard Group	Vanguard Target Retirement 2040 Trust II	42,250,838
	Vanguard Group	Vanguard Target Retirement 2045 Trust II	74,006,288
	Vanguard Group	Vanguard Target Retirement 2050 Trust II	55,287,076
	Vanguard Group	Vanguard Target Retirement 2055 Trust II	34,855,341
	Vanguard Group	Vanguard Target Retirement 2060 Trust II	21,781,744
	Vanguard Group	Vanguard Target Retirement 2065 Trust II	9,265,666
	Vanguard Group	Vanguard Target Retirement 2070 Trust II	1,629,452
		Total Common and Collective Funds	$619,812,795

		Mutual Funds
	Dodge & Cox	Dodge & Cox International Stock Fund	$26,545,442
	Vanguard Group	Vanguard Institutional Index Fund	205,176,141
	Vanguard Group	Vanguard Total International Stock Index Fund	23,857,921
	Dodge & Cox	Dodge & Cox Income Fund	13,860,910
	Vanguard Group	Vanguard Total Bond Market Index Fund	19,158,430
		Total Mutual Funds	$288,598,844

		Participant Loans**
*	Plan participants	Notes receivable from participants	$14,961,576
		Total Investments	$1,048,141,152
(d)Cost is omitted in accordance with Department of Labor CFR 2520.103-11, as all investments are participant directed.
*Party-in-interest as defined by ERISA.
**Interest rates at 4.25% to 9.50%; maturity dates range from 2026 to 2045.

EXHIBIT INDEX
The following document is filed as an exhibit to this Form 11-K:

Exhibit Number	Description
EX-23.1	Consent of Independent Registered Public Accounting Firm